Mail Stop 4720

April 1, 2010

Mr. George Migausky
EVP & Chief Financial Officer
Dyax Corp.
300 Technology Square
Cambridge, MA 02139

Re: Dyax Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 15, 2009
File No. 0-24537

Dear Mr. Migausky:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director